[LETTERHEAD OILSANDS QUEST INC.]

July 21, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oilsands Quest Inc. Request to Withdraw Registration Statement on Form S-1/A File No. 333-162023

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Oilsands Quest Inc. (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1/A, together with all exhibits thereto (collectively, the "Registration Statement").

The withdrawal is requested as a result of a filing error relating to improper EDGAR coding. The Registration Statement should have been filed under code POS AM and was erroneously filed under code S-1/A. No securities were sold in connection with the offering. Doug Brown of the Securities and Exchange Commission (the "SEC") has indicated that in order to remedy the filing error, the Registrant should withdraw the Registration Statement and promptly re-file it under the correct form type. Accordingly, the Registrant intends, after submission of this withdrawal request, to re-file its registration statement under code POS AM.

If you have any questions with respect to this request, please call Andrew J. Foley, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3078.

Sincerely,

OILSANDS QUEST INC.

By:	/s/ Leigh Peters
Name: Leigh Peters
Title: Vice President, Legal

cc:           Doug Brown, U.S. Securities and Exchange Commission
Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP